No Act
P.E. 11-13-02 DC

November 13, 2002

02064986

Act ______
Section Item 307 of Regulation SK
Rule ______
Public
Availability 11-13-02

Response of the Office of the Chief Counsel
Division of Corporation Finance

Re: Bank of America, N.A.
Incoming letter dated November 13, 2002

Based on the facts presented in your letter, it is the view of this Division that royalty trusts are in compliance with the certification requirements of Rules 13a-14 and 15d-14 of the Exchange Act of 1934, as applicable, if royalty trusts provide a certification in the exact form of the certification provided in your letter. In reaching this position, we considered in particular the pass-through nature of royalty trusts, the trusts' lack of principal executive or financial officers and boards of directors, and the fact that the trustee must rely in certain circumstances on information provided by the working interest owners of the underlying properties and managing general partners of the partnerships underlying the trusts. We further note the unique nature of the financial statements the trusts include in their Exchange Act filings.

Additionally, it is the view of the Division that royalty trusts do not need to provide the disclosure required by Item 307 of Regulation S-K.

Sincerely,

Paula Dubberly
Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2002

Amy R. Curtis
Thompson & Knight
1700 Pacific Avenue
Suite 3300
Dallas, Texas 75201-4693

Re: Bank of America N.A.

Dear Ms. Curtis:

In regard to your letter of November 13, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

# THOMPSON & KNIGHT

L.L.P.
ATTORNEYS AND COUNSELORS

1700 PACIFIC AVENUE, SUITE 3300
DALLAS, TEXAS 75201-4693
(214) 969-1700
FAX (214) 969-1751
www.tklaw.com

AUSTIN
DALLAS
FORT WORTH
HOUSTON
MONTERREY, MEXICO

DIRECT DIAL: (214) 969-1763
E-Mail: curtisa@tklaw.com

November 13, 2002

Paula Dubberly
Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

**Re: Application of Certification Rules Under Section 302 of Sarbanes-Oxley Act of 2002 to Royalty Trusts**

Dear Ms. Dubberly:

As counsel for and on behalf of Bank of America, N.A. (the "Trustee"), in its capacity as Trustee for Sabine Royalty Trust, Williams Coal Seam Gas Royalty Trust, Permian Basin Royalty Trust, Cross Timbers Royalty Trust, Hugoton Royalty Trust and Dominion Resources Black Warrior Trust (each, individually, a "Trust" and collectively, the "Trusts"), we respectfully request guidance as to the application of the rules promulgated by the Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as set forth in Release No. 33-8124 and in Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.

The Trusts are Delaware or Texas trusts, commonly known as "royalty trusts." Generally each Trust was formed by one or more oil and gas exploration and production companies who conveyed either net profits or royalty interests in certain oil and gas properties to such Trust and distributed units in such Trust to public unitholders. The Trusts are generally passive entities that are prohibited from engaging in most business or commercial activities and serve to only hold the royalty or net profits interests. The Trustee has the power to collect the proceeds received by the Trusts and to distribute the proceeds to the unitholders, net of Trust liabilities and expenses. Each Trust acts only through the Trustee, and does not have employees, officers or a board of directors or audit committee.

Pursuant to Staff Accounting Bulletin No. 47 (September 16, 1982), royalty trusts are permitted in filings with the Commission to file statements of distributable income reflecting amounts to be distributed for the period in question under the terms of the applicable trust agreement in lieu of a statement of income prepared under generally accepted accounting principles.

Because the Trusts are similar to asset-backed issuers in that they do not have principal executive officers, or principal financial officers, nor do they have a board of directors from which to form an audit committee, and they are conduits through which proceeds are collected and distributed to unitholders, the Trustee requests guidance from the Commission as to whether the certification requirements of Rules 13a-14 and 15d-14 may be tailored to fit the circumstances of the Trusts.

Enclosed with this letter is a form of certification proposed by the Trustee, marked to show variance from the form of certification promulgated by the Commission. The Trustee requests guidance as to whether a certification in that exact form would meet the Trusts' certification requirements under Rules 13a-14 and 15d-14. In particular, changes have been made to references to the results of operations and cash flows of the registrant and to discussions with the audit committee of the registrant. The Trustee would propose to have such certification executed by the senior officer who signs the periodic report on behalf of each Trust. In addition, because the Trustee must rely in certain circumstances on information provided by the working interest owners of the underlying properties, the Trustee would propose to indicate such reliance in the Certification.

In addition, because of the similarities that exist between the Trusts as defined by Rules 13a-14 and 15d-14, the same public policy reasons that exempt Asset-Backed Issuers from the disclosure requirements of Item 307 of Regulation S-K, would apply to the Trusts as well.

Based on the foregoing, the Trusts hereby respectfully request that the Staff agree that it will not recommend enforcement action if the Trusts revise the certification as set forth herein and do not include the disclosure required by Item 307 of Regulation S-K in its reports filed with the Commission.

If you have questions or need additional information, please do not hesitate to contact me at 214-969-1763.

Very truly yours,

Amy Curtis

Amy R. Curtis

ALR/mgb
Enclosures

cc: Carol McGee (w/enc.)
Nina Mojiri-Azad (w/enc.)
Ron Hooper (w/enc.)
Nancy Willis (w/ enc.)

cc: Carol McGee (w/enc.)
Nina Mojiri-Azad (w/enc.)
Ron Hooper (w/enc.)
Nancy Willis (w/ enc.)

071489 000003 DALLAS 1499120.2

## CERTIFICATIONS

I, Nancy G. Willis, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Hugoton Royalty Trust, for which Bank of America, N.A. acts as Trustee;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, distributable income and changes in trust corpus of the registrant as of, and for, the period presented in this quarterly report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14), or for causing such procedures to be established and maintained, for the registrant and I have:

    a) designed such disclosure controls and procedures, or caused such controls and procedures to be designed, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

    c) presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant's auditors:

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves persons who have a significant role in the registrant's internal controls; and

6. I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

In giving the certifications in paragraphs 4, 5 and 6 above, I have relied to the extent I consider reasonable on information provided to me by [name of working interest owner(s)].

Date: ______________________  By:______________________________

Nancy G. Willis
Assistant Vice President
Bank of America, N.A.

* Provide a separate certification for each principal executive officer and principal financial officer of the registrant. See Rules 13a-14 and 15d-14. The required certification must be in the exact form set forth above.